UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                               September 28, 2007

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL DISCOVERS HUMAN MONOCLONAL ANTIBODIES FOR THE PREVENTION AND TREATMENT
OF THE AVIAN FLU VIRUS. THE ANTIBODY PROVIDES IMMEDIATE PROTECTION AND NEUTRALIZES THE BROADEST RANGE OF H5N1 STRAINS.

LEIDEN, THE NETHERLANDS, SEPTEMBER 27, 2007 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL, Swiss Exchange: CRX) today announced the discovery of a set of human monoclonal antibodies against H5N1. These results, demonstrating the potential of human monoclonal antibodies for pandemic preparedness, were presented today at the 5th International Bird Flu Summit held in Las Vegas, Nevada.

A total of twenty one human monoclonal antibodies were discovered. These were found to be able to neutralize the H5N1 virus of avian influenza, which currently presents a global threat. The most potent of the antibodies was shown to neutralize the broadest range of H5N1 strains that have emerged between 1997 and 2004. This antibody may therefore provide a powerful tool in pandemic preparedness. In addition, this antibody prevents flu, in pre-clinical models, when given twenty four hours before a challenge with a lethal dose of highly pathogenic H5N1 virus. When given three days after infection, it also was shown to prevent death and cure the disease.

"Our discovery of potent human monoclonal antibodies against a number of different H5N1 pandemic flu types, provide proof of concept that antibodies are a serious alternative to vaccination or antiviral treatment", said Dr. Jaap Goudsmit, Chief Scientific Officer of Crucell. "What is most encouraging is the fact that these antibodies are not only able to prevent infection, but also open the possibility to treat infected individuals. Treatment with this antibody provides an instantaneous antiviral response, which is an advantage over the delayed immune response after (prepandemic) vaccination."

The set of monoclonal antibodies, which was produced by Crucell researchers using phage display and Crucell PER.C6{reg-trade-mark} technology, showed the potential to neutralize distinct H5N1 viruses, A/Vietnam/11994/04, A/Hong Kong/213/03 and A/Hong Kong/156/97. The antibodies apparently recognize a part of the viral membrane protein that is present among all H5N1 viruses tested. The most potent neutralizing antibody was tested in pre-clinical models for the ability to protect against infection with the highly pathogenic A/Hong Kong/97 H5N1 virus and was also tested for its ability to stop the development of the disease caused by this virus. When the monoclonal antibody was given in a pre-clinical model, one day prior to infection with the H5N1 virus, it resulted in full protection against infection. Treatment with the antibody up to three days after infection, resulted in 100% survival and cure of the disease.


ABOUT PANDEMIC INFLUENZA
Influenza is a highly infectious virus which spreads easily from person to person. In a pandemic, a new and more virulent virus infectious for humans arises with the potential to cause severe disease and high mortality. H5N1 Viruses isolated from wild and domestic birds and from humans since the outbreaks in Hong Kong separate in distinct genetic groups (clade and subclades) of closely related viruses. Clade 1 virus circulated in Cambodia, Thailand and Viet Nam and caused infections in humans in 2004 and 2005. Clade 2 viruses circulated in China and Indonesia in 2003 -2004 and spread to the Middle East, Africa and Europe in 2005 and 2006.


ABOUT CRUCELL
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminium-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6{reg-trade-mark} production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.


FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 13, 2007, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).

FOR FURTHER INFORMATION PLEASE CONTACT:

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MEDIA:                                   INVESTORS/ANALYSTS:
Barbara Mulder                           Oya Yavuz
Director Corporate Communications        Director Investor Relations
Tel: 31-(0) 71 519 7346                  Tel. +31-(0) 71-519 7064
press@crucell.com                        ir@crucell.com
www.crucell.com                          www.crucell.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

   September 28, 2007                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer